OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

February 2, 2018

Via Electronic Transmission

Mr. Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street NE

Washington DC 20549

Re: Registration Statement on Form N-1A for Oppenheimer Preferred Securities and Income Fund, a series of Oppenheimer Integrity Funds (SEC File 811-03420)

Dear Mr. Cowan:

Thank you for your comments, provided by email correspondence on December 13, 2017, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Preferred Securities and Income Fund, a series of Oppenheimer Integrity Funds (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2017 (accession number 0000728889-17-002427). For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

PROSPECTUS (Part A)

General

1.	Please make sure Item 12 disclosure and Appendix A are revised consistent with staff resolved comments in File No. 333-215964 (OFI Pictet Global Environmental Solutions Fund).

The Fund confirms that the Item 12 disclosure and Appendix A have been revised to incorporate staff resolved comments in connection with OFI Pictet Global Environmental Solutions Fund.

The Prospectus - Summary

2.	All missing fees/expenses from the fee table and example must be filed in correspondence prior to effectiveness.

The completed Annual Fund Operating Expenses table is provided below:

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class T	Class C	Class R	Class Y	Class I
Management Fees	0.65%	0.65%	0.65%	0.65%	0.65%	0.65%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	0.50%	None	None
Other Expenses[1]	0.46%	0.46%	0.46%	0.46%	0.46%	0.27%
Total Annual Fund Operating Expenses	1.36%	1.36%	2.11%	1.61%	1.11%	0.92%
Fee Waiver and Expense Reimbursement[2]	-0.17%	-0.17%	-0.17%	-0.17%	-0.17%	-0.17%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement	1.19%	1.19%	1.94%	1.44%	0.94%	0.75%

1. "Other Expenses" are based on estimates for the current fiscal year.

2. OFI Global has contractually agreed to waive a portion of its management fees and/or reimburse the Fund for certain of its expenses so that total annual fund operating expenses after any fee waiver and/or expense reimbursement (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, Acquired Fund Fees and Expenses, brokerage commissions, extraordinary expenses and certain other Fund expenses) will not exceed 1.19% of average annual net assets for Class A shares, 1.19% for Class T shares, 1.94% for class C shares, 1.44% for Class R shares, 0.94% for Class Y shares, and 0.75% for Class I Shares. These fee waivers and/or expense reimbursements may not be amended or withdrawn for one year from the date of the prospectus, unless approved by the Board.

The completed Example table is provided below:

If shares are redeemed			If shares are not redeemed
	1 Year	3 Years		1 Year	3 Years
Class A	$591	$872	Class A	$591	$872
Class T	$369	$656	Class T	$369	$656
Class C	$299	$651	Class C	$199	$651
Class R	$148	$495	Class R	$148	$495
Class Y	$96	$338	Class Y	$96	$338
Class I	$77	$278	Class I	$77	$278

3.	Include a footnote stating Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table are based on estimates for the current fiscal year.

The Fund does not currently intend to incur any Acquired Fund Fees and Expenses and has revised the table to remove the reference accordingly.

4.	If applicable, please include a footnote to the Annual Fund Operating Expenses table indicating that any fee waiver or expense reimbursement is contractual and extends at least one year from the effective date and who may terminate such waiver or reimbursement.

An appropriate footnote has been added.

Principal Investment Strategies

5.	Please note that it is the staff’s view that CoCos are not preferred securities. Accordingly, if the fund invests significantly in CoCos, the fund’s name could be misleading under Section 35(d). Please supplementally inform the staff the amount the Fund will/plans to invest in CoCos, and revise the disclosure in the sentence beginning “CoCos are preferred securities…”.

The Fund does not believe that its name is misleading under Section 35(d). The Fund’s name “Oppenheimer Preferred Securities and Income Fund” is consistent with its 80% policy. That policy clearly discloses that, under normal circumstances, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in preferred and other income producing securities. Contingent capital securities (“CoCos”), which are typically issued in the form of debt instruments, are income producing securities that are included in the Fund’s 80% bucket and could comprise a substantial amount of the Fund’s investments.

The disclosure has been revised to indicate that CoCos are not “preferred” securities.

6.	If applicable, consider disclosing that like debt, CoCos pay a fixed rate of interest.

The Fund discloses that CoCos are typically issued in the form of debt instruments. As such, it does not believe this additional disclosure is necessary.

7.	Please clarify that CoCos are generally high yield or junk.

In the section “Contingent Capital Security Risk”, the Fund discloses that CoCos are often rated below investment grade and are subject to the risks associated with such securities.

8.	Consider disclosing (possibly in Item 9) that the CoCos loss absorption mechanisms allow the bank to wipe out debt and help it improve its capital position. A conversion to equity or a write-down also could be triggered by a drop in share price or at the discretion of a regulator to avoid a bank’s insolvency.

The Fund has included substantially similar disclosure in a new section of its Item 9 disclosure titled “Contingent Capital Securities”.

9.	Please clarify that a write-down of the security’s principal amount may be partial or full.

In the section “Contingent Capital Security Risk”, the Fund discloses that an automatic write down, potentially to zero, is possible.

10.	Will the Fund invest in defaulted securities?

No, the Fund does not currently intend to invest in defaulted securities.

11.	Does the Fund’s discussion related to debt ratings include CoCos?

The Fund’s general policy regarding debt ratings applies to CoCos.

12.	In the section titled “Contingent Capital Security Risk” consider disclosing the effect on an issuer’s continued payment (or ability to pay) any dividends. Thus, there is no assurance that the holder would continue to receive any income upon conversion. Indicate also that the conversion would be triggered by the issuer, not the holder.

The Fund has included substantially similar disclosure in a new section of its Item 9 disclosure titled “Contingent Capital Securities”.

13.	Please disclose whether there are other industries that comprise the financials sector. Also, please note that the industry classification must be reasonable and cannot be so broad that primary economic characteristics of the companies in a single class are materially different. See Guide 18. As such, please explain how the listed individual industries (banking, diversified financials, insurance and real estate) have primary economic characteristics that are not materially different. We may have additional comments depending on your response.

The Fund has disclosed the industries that it believes comprise the financials sector and takes note of the staff’s comment. Upon further review, the Fund has revised the industries listed as follows: banks, diversified financials (which may include brokerage services, asset management, specialized financials, mortgage real estate investment trusts) and insurance. The financials sector generally includes companies that provide financial services to commercial and retail customers and typically perform best in low interest rate environments. A large portion of this sector generates revenue from mortgages and loans, which gain value as interest rates drop. The Fund also notes that both the Global Industry Classification Standards (“GICS”) and Standard Industrial Classification Standards (“SICS”) codes include these industries under the same broad category – financials.

14.	Please clarify that the Fund can invest up to 100% of its assets in below-investment grade securities in its Principal Investment Strategies section.

While the Fund may invest in securities of any credit rating, it is not a principal investment strategy of the Fund to invest all of its assets in below-investment grade securities. As such, the Fund respectfully declines to make the suggested revision. In the Fund’s principal investment strategies discussion, the Fund states its general policy with respect to ratings. Specifically, the Fund states that “[a]lthough not required to do so, the Fund will generally invest in issuers whose senior debt is rated at least BBB- or higher, which the Fund considers to be investment grade. Although a company’s senior debt rating may be BBB-, an underlying security issued by such company in which the Fund invests may have a lower rating than BBB-.”

15.	Please clarify that the Fund will invest in developing and emerging markets if this is a principal investment strategy.

Upon further review the Fund has determined that investing in developing and emerging markets is not a principal investment strategy. The related disclosure has been removed from the section titled “Principal Risks” and included in the section titled “Other Investment Strategies and Risks.”

The Fund’s Past Performance

16.	Please supplementally identify the broad based securities index the Fund intends to use.

The Fund intends to use the ICE BAML Preferred Stock Fixed Rate TR USD Index.

About the Fund’s Investments

17.	It is confusing differentiating principal strategies and principal risks. Please clearly state and confirm that what is listed under “The Fund’s Principal Investment Strategies and Risks” are principal strategies and risks. The non-principal strategies and risks should be disclosed in the section “Other Investment Strategies and Risks” below.

The Fund discloses its principal investment strategies, i.e., those strategies it will employ to achieve that objective on page 1 of the prospectus under the heading “Principal Investment Strategies.” General Instruction C.3(a) to Form N-1A provides that “[i]nformation that is included in response to Items 2 through 8 [which covers the summary section of the prospectus] need not be repeated elsewhere in the prospectus.” The Fund believes that, to the extent the disclosure contained in the principal investment strategies requires further elaboration, the discussion under “About the Fund’s Investments - The Fund’s Principal Investment Strategies and Risks” elaborates on elements of the Fund’s principal investment strategies and risk factors. The Fund’s non-principal strategies and risks are disclosed under the heading “About the Fund’s Investments – Other Investment Strategies and Risks.”

18.	Please delete the sentence beginning “ The term “preferred securities” also includes hybrid securities…” since preferred securities may be considered a type of hybrid, but not all hybrid securities are preferred securities (eg. CoCos). Please revise your disclosure through the prospectus and SAI consistent with these comments.

The suggested revisions have been made.

19.	Please revise the disclosure indicating that CoCos are preferred securities. This is not the staff’s view.

The Fund has revised the disclosure accordingly.

20.	Please identify all industries that comprise the financials sector in the section “Financials Sector Concentration Risk”.

The Fund has revised the disclosure. Please refer to our response to comment #13.

21.	Please confirm whether investments by fund of funds, investments in money market instruments, investments in other investment companies and investments in ETFs are principal strategies. We note the fee table includes a separate line item for AFFE.

The AFFE line item was mistakenly included and has since been removed. Investing in other investment companies is not a principal strategy of the Fund.

22.	In the section “High Portfolio Turnover”, the disclosure indicates that the Fund may engage in frequent trading. If this is true, it should be disclosed as a principal investment strategy.

The Fund does not anticipate having high portfolio turnover. The disclosure has been revised accordingly.

Appendix: Special Sales Charge Arrangements and Waivers

23.	Please make sure disclosure in this appendix conforms to prior comments from the staff issued in connection with OFI Pictet Global Environmental Solutions Fund and Item 12 of Form N-1A.

The disclosure has been revised, consistent with changes made to the appendix for OFI Pictet Global Environmental Solutions Fund in connection with the staff’s comments on that fund, and with Item 12 of Form N-1A.

Appendix B

24.	Please note that the staff would like to review the complete information in this Appendix prior to effectiveness.

The Fund has noted this comment and sent a copy of the completed Appendix to the staff prior to the Fund’s effectiveness.

25.	Please clarify where certain reference performance is intended to be shown.

The Fund has revised the appendix so that it is consistent with the disclosure contained in the similar appendix for Oppenheimer Global Unconstrained Bond Fund.

26.	If the Fund intends to show “bar chart” information, it should be done in the manner required by Item 4. The use of “Gross Total Returns” and “Net Total Returns is confusing.

The Fund has revised the appendix so that it is consistent with the disclosure contained in the similar appendix for Oppenheimer Global Unconstrained Bond Fund. In connection with that fund’s filing, disclosure has been added to more clearly differentiate gross returns from net returns.

27.	Sales charges, if any, should be deducted from “Net Total Return”.

Sales charges have not been deducted from “Net Total Return” in the appendix, but the Fund has added additional information to clearly disclose that returns would be lower if sales charges were taken into account.

28.	The fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

OppenheimerFunds, Inc., as the separately managed account’s investment adviser and an investment adviser to the Fund, supplementally represents that it has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Advisers Act.

Statement of Additional Information

29.	Please clarify what composes the financials sector. See prospectus comment. Any industry classifications that are materially different would also need their own fundamental concentration policy (if the Fund will invest more than 25%).

The Fund respectfully declines to make additional changes. Please refer to our response to comment #13.

30.	Please further define “senior security” in connection with Section 18(g) of the Investment Company Act of 1940, as amended, so that the definition of senior securities is not limited to stock senior securities and includes debt securities.

The disclosure the Staff suggests to revise is intended solely to provide context for understanding the Fund’s investment restrictions, and is identical to the disclosure reviewed by the Staff in connection with the effectiveness of OFI Pictet Global Environmental Solutions Fund and Oppenheimer SteelPath MLP & Energy Infrastructure Fund. To this end, we believe that in the context of a discussion of the restrictions and explanatory disclosure as a whole, our general definition is consistent with the definition provided in Section 18(g). However, in light of the Staff’s comment, we intend to review this disclosure and consider revisions in connection with future annual registration statement updates for other funds in the OppenheimerFunds family of funds.

31.	Please revise the Fund’s discussion regarding concentration to refer to an industry “or group of industries.”

The suggested revisions have been made.

32.	Please revise the column header in the Remuneration Table to indicate that Total Compensation From the Fund and Fund Complex is as of the end of Fund’s “Fiscal Year”

With respect to the total compensation from the Fund and fund complex, we do not interpret form N-1A to mandate that the total compensation from the fund complex be based on fiscal year. We read the introductory paragraph of Item 17(c), along with Instruction 2 to the table, to require that compensation from the individual fund to be based on fiscal year. Accordingly, the remuneration paid from the Fund is based on fiscal year end; however, it is not practicable to calculate the remuneration from all of the funds in the complex as of this fund’s fiscal year end, therefore, for remuneration from the complex calendar year end is used and we respectfully decline to make this change.

33.	Disclosure required by Form N-1A Item 19(a)(3)(i) is missing.

The Registrant notes that the third paragraph under the heading “The Investment Advisory Agreement” states that “The management fees paid by the Fund to the Manager are calculated at the rates described in the Prospectus, which are applied to the assets of the Fund as a whole.”

We respectfully disagree with the Commission staff’s position that sub-advisory fees should be considered payable by the Fund and are aware of no codified Commission guidance that supports the staff’s position to interpret the words used in Item 19(a)(3) of Form N-1A to mean anything other than their plain meaning. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)	The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

We also believe that the statement that “the staff considers sub-advisory fees to be payable by the Fund” is not supported by the Final Rule and Item 19(a)(3). Although Form N-1A has been revised several times since the publication of the Final Rule 20 years ago, we are not aware of any proposal by the Commission during that time that clarified that a Fund must disclose additional, potentially confusing and unhelpful information about sub-advisory fees that the investment adviser pays directly to the sub-adviser that does not have a contract with the Fund.

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Adrienne Ruffle

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-5231

aruffle@ofiglobal.com

Sincerely,

/s/ Adrienne Ruffle

Adrienne Ruffle

Senior Associate General Counsel

Cc: Cynthia Lo Bessette, Esq.

Joseph Benedetti, Esq.

Taylor Edwards, Esq.

Ropes & Gray LLP